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Group Corporate Relations	Telephone: (02) 9378 2663
GPO Box 2719	Telephone: (02) 9378 2662
Sydney NSW 2001	Facsimile: (02) 9378 2395
Australia	www.commbank.com.au

COMMONWEALTH BANK ANNOUNCES NEW CHAIRMAN

Sydney 17 September 2004: The Commonwealth Bank today announced that its Chairman John Ralph will retire at the end of the Bank’s AGM on 5 November 2004 and will be succeeded by Deputy Chairman, John Schubert.

Mr Schubert has been a Board Member of the Commonwealth Bank since 1991 and Deputy Chairman since 2000.

Mr Ralph joined the Bank’s Board in 1985 and has served as Chairman since 1999.

Mr Ralph said, “My term on the Bank’s Board has been extremely satisfying. Over that time, the industry has changed significantly as has the Commonwealth Bank which has moved from public to full private ownership and consolidated its position as Australia’s largest retail bank. The Bank also undertook the largest financial services merger in Australia’s history with Colonial Limited and, in 2003, embarked on the Which new Bank program, the most important change for the Bank since privatisation”.

John Schubert is one of Australia’s most experienced Directors and former CEO’s. He has served on the Bank’s Board since 1991 and has an extensive knowledge of the Bank’s business and the financial services industry.

Mr Schubert is currently Chairman of the Bank’s Audit Committee and a member of the Risk and Nominations Committees. He is currently Chairman of the Worley Group Limited and G2 Therapies Limited and is a Board Member of BHP Billiton Limited, BHP Billiton plc and Qantas Airways Limited.

ENDS

For further information, please contact:

Bryan Fitzgerald
General Manager, Communication, Community and Reputation
Telephone      (02) 9378 2663